Special Invitation Follow our conference call 2015 - 2nd Quarter Results
Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:ITUB4) is pleased to invite you to participate in our conference calls about the 2015 - 2nd quarter results.

The live webcast will be available at www.itau.com.br/investor-relations

Portuguese: 09:30 AM (Brasília time) 08:30 AM (EDT) (55-11) 2820-4001 (55-11) 3193-1001	English: 11:00 AM (Brasília time) 10:00 AM (EDT) (1-866) 262-4553 (toll free from USA) (55-11) 2820-4001 or (55-11) 3193-1001 (in Brazil) (1-412) 317-6029 (other countries)

Eduardo Mazzilli de Vassimon Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Corporate Controller & IRO (Investor Relations Officer)

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until August, 11, 2015, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 3618030# (call in Portuguese) and 6138281# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.